UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to

Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note 1 to the unaudited balance sheet of Brookfield Property Partners L.P. (the “Issuer”) as at March 31, 2013, attached as Exhibit 99.3 to the Issuer’s Form 6-K dated May 15, 2013, contained a typographical error stating that the Issuer was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2012. The revised unaudited balance sheet of the Issuer as at March 31, 2013, attached as Exhibit 99.1 to this Form 6-K, has been corrected to state that the Issuer was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013. No other changes have been made to the unaudited balance sheet of the Issuer as at March 31, 2013.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2013	Brookfield PROPERTY PARTNERS, L.P.,
by its general partner Brookfield Property Partners
Limited

	By:	”Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

EXHIBIT LIST

Exhibit	Description
99.1 99.2 99.3

Brookfield Property Partners L.P. unaudited balance sheet as at March 31, 2013.

Brookfield Property Partners L.P. Form 52-109F2R CEO Certificate dated June 18, 2013

Brookfield Property Partners L.P. Form 52-109F2R CFO Certificate dated June 18, 2013